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Exhibit 99.5



Fiscal Q3 2021 Results

September 2021

Background image: Li-Cycle's North America (NA) Spoke facility in Rochester, New York, USA.

Li-Cycle®

Disclaimer

FORWARD LOOKING STATEMENTS

Certain statements contained in this presentation may be considered "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1993, as amended, Section 21 of the Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as "believe", "may", "will", "continue", "anticipate", "intend", "expect", "should", "would", "could", "plan", "potential", "future", "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These statements are based on various assumptions, whether or not identified in this presentation, which Li-Cycle believe are reasonable in the circumstances. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: Li-Cycle's inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle's inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle's inability to manage future global growth effectively; Li-Cycle's inability to develop the Rochester Hub, Arizona Spoke, Alabama Spoke and other future projects in a timely manner or on budget or that those projects will not meet expectations with respect to their productivity or the specifications of their end products; Li-Cycle's failure to materially increase recycling capacity and efficiency; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; one or more of Li-Cycle's current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle's capital requirements in the future not being available to Li-Cycle on commercially reasonable terms or at all when it needs them; Li-Cycle expects to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle's operations; Li-Cycle's inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for "green" energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle's products; changes in the volume or composition of feedstock materials processed at Li-Cycle's facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle's revenues for the Rochester Hub are derived significantly from a single customer; Li-Cycle's insurance may not cover all liabilities and damages; Li-Cycle's heavy reliance on the experience and expertise of its management; Li-Cycle's reliance on third-party consultants for its regulatory compliance; Li-Cycle's inability to complete its recycling processes as quickly as customers may require; Li-Cycle's inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle's operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavourable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, boycotts and geo-political events; failure to protect Li-Cycle's intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; Li-Cycle's failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting. These and other risks and uncertainties related to Li-Cycle's business are described in greater detail in the section entitled "Risk Factors" in its final prospectus dated August 10, 2021 filed with the Ontario Securities Commission in Canada and the Form 20-F filed with the SEC. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

In addition, forward-looking statements contained in this communication reflect Li-Cycle's expectations, plans or forecasts of future events and views as of the date of this presentation. Li-Cycle anticipates that subsequent events and developments could cause Li-Cycle's assessments, expectations, plans and forecasts to change. While Li-Cycle may elect to update these forward-looking statements at some point in the future, Li-Cycle has no intention and undertakes no obligation to do so, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Li-Cycle's assessments as of any date subsequent to the date of this presentation. Li-Cycle's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

FINANCIAL INFORMATION; NON-IFRS FINANCIAL MEASURES

The financial information and data contained in this presentation has not been audited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement, registration statement or prospectus to be filed by Li-Cycle with the SEC or OSC. Some of the financial information and data contained in this presentation, such as gross revenue and Adjusted EBITDA, have not been prepared in accordance with IFRS. Li-Cycle defines gross revenue as exclusive of Treatment Charges (TC), Refining Charges (RC) and possibly Marketing Charges (MC) that are incurred when black mass is sold to third parties. Gross revenue is a non-IFRS measure. Li-Cycle defines Adjusted EBITDA as net earnings or earnings before depreciation and amortization, interest expense (income), stock-based compensation, foreign exchange (gain) loss, income tax expense (recovery), fair value (gain) loss on restricted share units, and forfeited SPAC transaction cost. Adjusted EBITDA is a non-IFRS measure. Li-Cycle believes these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Li-Cycle's financial condition and results of operations. These non-IFRS measures may not be indicative of Li-Cycle's historical operating results nor are such measures meant to be predicative of future results. These measures and ratios may not be comparable to those used by other companies under the same or similar names. As such, undue reliance should not be placed on these non-IFRS financial measures.

LI-CYCLE OVERVIEW



Li-Cycle is the Sustainable, Pure-Play Leader in Advanced Resource Recovery and Recycling

→ The pace of new battery manufacturing facilities is far exceeding our expectations

≥5-10% of lithium-ion battery manufacturing volumes are typically rejected and are available for recycling

→ Recycling volumes are growing in lockstep with manufacturing volumes, well in advance of the end-of-life 'tsunami'

Li-Cycle is an Industry Leading Lithium-ion Battery Recycling Company

Leveraging Proven Technology & Commercial Leadership

Today

North America's leading lithium-ion battery recycler with the most efficient and sustainable purpose-built technology

10,000 t/y LIB equivalent Spoke capacity operational today

Up to an additional 15,000-20,000 t/y LIB equivalent Spoke capacity announced and in progress

60,000 t/y LIB equivalent input Hub capacity in Rochester, NY on track for operations

Future

Global recycler of choice and sustainable supplier of key battery grade materials, including Lithium, Nickel, Cobalt and more

Global network of **>100,000 t/y LIB equivalent Spoke capacity**

Deploying Spokes close to battery manufacturing scrap and after-sales sources

Centralized network of **220,000-240,000 t/y LIB equivalent input Hub capacity**

Accelerating Macro Tailwinds

Robust Demand Drivers

Continued Battery Production Capacity, Projected Scrap Volume Growth

- In North America alone, over 225 GWh of battery production capacity expected by 2025
- >480 GWh of incremental battery cell production capacity announced YTD globally, planned to be online for 2025

Accelerating Electrification

- 17+ automotive companies have committed to the electrification of their fleet and ensuring dominant EV sales over the next two decades

Heightened Battery Recycling Regulation

USA: California

Requires recovery as close to 100% as possible starting in 2022

CA: Ontario

Requires recovery rates of 70%+ by 2023

China

Has required recovery rates greater than 80% since 2018

European Union

Proposed update to the EU Battery Directive under discussion during 2021 with more aggressive recycling targets

Sources: Benchmark Mineral Intelligence (BMI), NAATBaat, Miit.gov, EU Union, CA Legislature, Ontario.ca

Li-Cycle Closes the Loop on Manufacturing Scrap and EOL Batteries[(1)]



Mining and Refining
Precursor Manufacturing
Active Battery Materials Production
Battery Cell and System Production
End-Product Manufacturer
Distributor or Dealer
End Customer
(1) Battery manufacturing scrap (5-10% of the manufacturing volume);
(2) Damaged, defective, recalled batteries;
(3) End-of-life batteries
Nickel Sulphate
Lithium Carbonate
Cobalt Sulphate
Manganese Carbonate
Black Mass
Shredded Cu/Al
Mixed Plastics
Patented Hub
Hydrometallurgical
Patented Spoke
Mechanical

Notes:
(1) EOL = end-of-life.

Li-Cycle's Technological Advantage

Li-Cycle's Patented Spoke & Hub Technologies

Up to 95% Recycling Efficiency Rate

Spoke



Shredding-based. No sorting, no discharging, minimal dismantling; automated process. No combustion-based operations

Pre-Processing

Hub



Directly treat using wet chemistry to recover battery grade chemicals, inclusive of lithium. No combustion-based operations

Post-Processing

Incumbent Recycling Chain/Processes

≤50% Recycling Efficiency Rate



Batteries received, discharged, dismantled, and dry shredded



High temperature processing, burning off volatile components

Pre-Processing



Smelter – electric furnace process, processes black mass from pre-processing



Traditional hydromet refinery. Processes the electric furnace product, produces Ni, Co, Cu metals



Re-dissolve metals to produce Co & Ni chemicals (sulphates) that can be utilized in battery materials

Post-Processing

Li-Cycle's Advantages

- **High recovery rates and inherently low-cost operations** (e.g. no discharging of batteries, minimal to no dismantling, automated processing)
- **Non-pyro** technology protected by a robust IP moat
- **Ability to scale efficiently with customers** through capital light and replicable Spoke facilities (e.g. co-located onsite with battery manufacturers)
- **Agnostic to lithium-ion battery type** – including lithium iron phosphate/LFP batteries, future solid-state batteries and much more
- **Recovery of battery grade products from the Hub**, including lithium
- **Minimized environmental footprint** with negligible wastewater and air emissions[(1)], alongside aggressive zero landfill diversion-focused operations

Notes:
(1) Based on emissions directly from the process.

New Battery Mega-factory Deployment Far Exceeding Expectations

Tonnes of Lithium-ion Batteries Available for Recycling – by Region in 2025[1, 2]



1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
+65%
155,000
255,800
+50%
223,000
335,100
+24%
117,000
145,600
+51%
841,000
1,267,700
North America
Europe
Asia Pacific (APAC) ex. China
China
TAM Forecast as at April 2021
TAM Forecast as at September 2021

Notes:
(1) April 2021 vs. Sept. 2021 Total Addressable Market (TAM) Forecast . Units are tonnes of lithium-ion batteries available for recycling/year.
(2) Sources: Benchmark Mineral Intelligence ("BMI"), Li-Cycle market intelligence and forecasting.

Outsized Growth In North American Battery Factory Projects

…Drives Opportunity for Further Domestic Expansion



GWh Capacity

	2021	2025 Estimate
LG Energy Solution	6 GWh	(13 GWh)
iM3NY	1.4 GWh	(3.5 GWh)
ultium cells	-	(35 GWh)
Tesla / Panasonic	34 GWh	(42 GWh)
microvast	-	(1 GWh)
Mercedes – Battery cell manufacturing location TBC	-	(TBC)
SK innovation / Ford – Specific location TBC	-	(30 GWh)
SK	2.5 GWh	(30.1 GWh)
Envision AESC	0.8 GWh	(7.5 GWh)
Tesla	-	(55 GWh)
KOREPOWER	-	(12 GWh)

NA Manufacturing Scrap Projections

	2021	2025E
Total Battery Manufacturing[1] *(GWh/year)*	~45 GWh	~229 to ~294 GWh
Total Equivalent Tonnes of LIBs Manufactured[2] *(tonnes of LIBs/y)*	~220,000 tpa	~1,100,000 to ~1,470,000 tpa
Manufacturing Scrap Estimate[3] *(tonnes of LIBs equivalent/y)*	~22,000 tpa	~110,000 to ~147,000 tpa

Notes:
(1) Range provided on the basis of varied ramp-up curves for each battery factory listed.
(2) Conversion rate of ~5,000 tonnes of lithium-ion battery equivalent per 1 GWh.
(3) On the basis of a scrap rate of 10%, which is conservative during ramp-up years (which 2025 would be for many of the new battery manufacturing facilities).

Robust Existing and Growing Commercially Operating Footprint

…Enables Strong Competitive Positioning, Growing in Lockstep with Strategic Customers



GWh Capacity
2025 Estimate
Kingston, ON
5,000tpa
Rochester, NY
Spoke: 5,000tpa
Hub: 25,000tpa Black Mass
Gilbert, AZ
10,000tpa(4)
Tuscaloosa, AL
5,000tpa
Opportunity to scale to 10,000 tpa(4)
Incremental NA Spoke 4 driven by rapidly growing NA battery manufacturing
Spoke Facility
Hub Facility
LG Energy Solution (13 GWh)
iM3NY (3.5 GWh)
ultium cells (35 GWh)
Tesla Panasonic (42 GWh)
microvast (1 GWh)
Battery cell manufacturing location TBC (TBC)
SK innovation Ford Specific location TBC (30 GWh)
SK (30.1 GWh)
Envision AESC (7.5 GWh)
Tesla (55 GWh)
KOREPOWER (12 GWh)

NA Manufacturing Scrap Projections & Li-Cycle Announced Capacity

	2025E
Total Equivalent Tonnes of LIBs Manufactured[2] *(tonnes of LIBs/y)*	~1,100,000 to ~1,470,000 tpa
Manufacturing Scrap Estimate[3] *(tonnes of LIBs equivalent/y)*	~110,000 to ~147,000 tpa
Li-Cycle Announced NA Spoke Capacity *(tonnes of LIBs equivalent/y)*	25,000 to 30,000 tpa

Li-Cycle's planned 2025 NA Spoke capacity represents only ~20-30% of the projected battery manufacturing scrap volume alone

Notes:
(1) Range provided on the basis of varied ramp-up curves for each battery factory listed.
(2) Conversion rate of ~5,000 tonnes of lithium-ion battery equivalent per 1 GWh.
(3) On the basis of a scrap rate of 10%, which is conservative during ramp-up years (which 2025 would be for many of the new battery manufacturing facilities).
(4) AZ Spoke includes two 5ktpa lines being built out via phased approach; AL Spoke is 5ktpa with an opportunity to scale to 10ktpa.

FISCAL Q3 2021 UPDATE

Fiscal Q3 2021 Highlights

- **Fiscal Q3 operational performance is on track with expectations;** ramping significantly during the second half of 2021

- With the pace of new announcements of battery mega-factories far exceeding initial expectations, **Li-Cycle will add a fourth North America-based Spoke in Tuscaloosa, Alabama** located near key battery manufacturing scrap sources

- **Rochester Hub is on track**

- **14 new battery supply customers onboarded during fiscal Q3 2021**

- **Subsequent event – following fiscal Q3 2021, Li-Cycle listed on the NYSE: LICY**, successfully completing its de-SPAC with $527 million of net proceeds and minimal redemptions

HSEQ Strategy and Operations

Executing with a HSEQ-first Operating Mindset

Committed to Our Communities



Rochester, New York

SUPPORTING
25 → 120+
permanent local jobs[1]



Kingston, Ontario

SUPPORTING
30
permanent local jobs



Gilbert, Arizona

CREATING
50
permanent local jobs[2]



Tuscaloosa, Alabama

CREATING
35
permanent local jobs[2]

Li-Cycle's HQ, Kingston and Rochester locations have been successfully audited and approved per ISO 9001, ISO 14001, ISO 45001 and R2 standards

ISO 9001:2015 CERTIFIED
ISO 14001:2015 CERTIFIED
ISO 45001:2018 CERTIFIED
R2 Responsible Recycling

Li-Cycle is committed to providing high quality end products from lithium-ion battery resource recovery, in a manner that ensures the following:

- A safe and healthy workplace for all employees and stakeholders
- Minimized environmental footprint with negligible wastewater and air emissions & with very aggressive zero to landfill-focused operations
- ISO and R2 registered, integrated management systems – incorporating Health & Safety, Environmental, Quality and socially Responsible Recycling practices into all aspects of our operations
- Meeting our commitments to customer specific requirements and expectations
- Sustained efforts on continual improvement of all our processes

Notes:
(1) 25 current full-time roles at the Rochester Spoke. To grow to 120+ permanent local jobs following completion of the Rochester Hub.
(2) Once the Alabama and Arizona Spokes (respectively) are fully operational.

Fiscal Q3 2021 – Key Operating Metrics and Commercial Performance

New Battery Supply Customers Added During Fiscal Q3 2021

14

ultium cells

- Finalized contract with Ultium to manage manufacturing scrap from Ultium's Ohio plant
- Material expected beginning in late 2021

Fiscal Q3 2021 Black Mass Produced (tonnes)

524

Fiscal Q3 2021 Metals Contained in Black Mass (tonnes)

85	75	23
Lithium Carbonate Equivalent (LCE)[1]	Nickel	Cobalt

Notes:
(1) Expressed as contained lithium carbonate equivalent (LCE) for market relevancy (with LCE being the typical market standard unit expression). Conversion factor of 5.32 tonnes of lithium carbonate: 1 tonne of lithium metal equivalent. Hence, this is equivalent to contained lithium metal equivalent of ~16 tonnes.

Fiscal Q3 2021 Results are In-Line With Expectations

Results Demonstrate Continued Ramping During the Latter Half of 2021

Fiscal Q3 2021 Financial Highlights

Year-over-Year Net Revenue Growth of 840%
Net Revenues grew 840% to $1.7 million compared to $0.2 million in the prior-year period

Net Revenue Growth of Product Sales
Product sales net revenue of $1.6 million driven by increased Kingston & Rochester Spoke processing

Q3 2021 Ramp In-line with Expected Growth During H2 2021
Financial results during fiscal Q3 2021 are in-line with the expected H2 2021 ramp-up

Gross Revenue and Net Revenue (US$ millions)



$2.18
($0.47)
$1.71
Gross Revenue (Non-IFRS)
Treatment, Refining and Marketing Charges (TC, RC, MC)
IFRS Net Revenue

- Treatment charges (TC), refining charges (RC) and possibly marketing charges (MC) are typically incurred when selling black mass to third parties
- Under IFRS – TCs, RCs and MCs are already embedded within the reported revenue, which is a Net Revenue figure

Notes:
(1) Gross revenue is exclusive of Treatment Charges (TC), Refining Charges (RC) and possibly Marketing Charges (MC) that are incurred when black mass is sold to third parties. Gross revenue is a non-IFRS measure. The reconciliation is being provided to contextualize the associated Gross Revenue (Non-IFRS measure) for the reporting period.

Fiscal Year 2021 Business Outlook

- Reiterating the continued ramp-up at the Kingston Spoke and Rochester Spoke during H2 2021
- Rochester Hub procurement to begin during fiscal year 2021, enabling Li-Cycle to continue on track with project execution
- Arizona Spoke procurement and construction to continue; recently announced Alabama Spoke procurement and execution to be kicked off
- Full year FY2022 guidance to be reported in conjunction with full year FY2021 results



Spoke Expansion Update

25,000-30,000 t/y LIB Processing Capacity Planned[(1)]

Kingston, ON:
New commercial Spoke facility since mid-2020 (5,000 t/y)

Rochester, NY:
Operational as of the end of 2020 (5,000 t/y)

Gilbert, AZ:
On track for completion in early 2022 (5,000 t/y in 2022 → 10,000 t/y in 2023)

Tuscaloosa, AL:
On track for completion for mid-2022 (5,000 t/y in 2022 → Possible 10,000 t/y thereafter)

Notes:
(1) Arizona Spoke comprises of two 5 ktpa processing lines built out via a staged approach, Alabama Spoke has the opportunity to scale to 10 ktpa, resulting in a total upper possible NA Spoke capacity of 30,000 t/y.

Incremental NA Spoke 4 – Tuscaloosa, Alabama

Key Highlights

- Incremental to Li-Cycle's base case business plan – driven by demand from proximal key battery supply anchor customers
- Initial 5,000 t/y operating capacity, with room to expand to 10,000 t/y
- Leverages Li-Cycle's full-pack shredding Spoke technology, also as implemented for the Arizona Spoke
- Total expected North American Spoke operating capacity to be 25,000-30,000 tonnes of lithium-ion batteries input per year



Close proximity to key battery manufacturing facilities in the Southeastern USA
Tuscaloosa, AL
Battery cell manufacturing location TBC
SK innovation
Specific location TBC
Ford
SK
Envision
AESC

Rochester, NY Hub Project on Track

- Securing strategic and sticky supply agreements, alongside secured end-product off-take
  - Provides an underpinning confidence for the execution of the Rochester Hub
- Leverages Li-Cycle's patented Hub technology with leading economic and environmental sustainability

Rochester Hub Development Update and Key Milestones


2020
2021
2022/
2023

- Definitive engineering, permitting and infrastructure management work commenced

- Definitive engineering work being completed; execution work commencing
- Targeted to break ground by end of 2021

- Targeted construction completion
- Ramp-up targeted to start by early 2023

Save the Date:

Li-Cycle's Battery Recycling Day

October 6, 2021

Additional Upcoming Investor Conference Presentations and Participation

- Cowen Global Transportation & Sustainability Mobility Conference – September 10th, 2021
- UBS Renewables and Energy Transition Virtual Conference – September 14th-15th, 2021
- Baird Industrials Conference – November 9th-11th, 2021
- Simmons-Piper Battery Day – November 17th, 2021

Investment Highlights

Sustainable Recycling Solution

*Negligible air emissions[1]; **non-pyro / no burning**; water recirculated in a closed loop; regionally-driven business, reducing cost associated with battery transport*

Proven, Patented Technology

*Industry-leading up to **95% recycling efficiency rate[2]** (versus ≤50% of competitors) with significant **IP moat***

Commercial Today, Poised to Scale Further

*Capital being raised will allow us to establish a **defensible footprint** in the global market for recycling*

Robust Customer Network

Existing commercial contracts** with blue chip suppliers and off-take agreements through 2030; **sticky supply contracts

Growing Electrified Market

*Large and growing market **in lockstep** with the manufacturing of batteries; critical to meet demands of an accelerated transition to an electrified future*

Material Demand & Regulatory Tailwinds

Increasingly stringent policy directives have accelerated the demand for battery materials and recycling

Notes:
(1) Based on emissions directly from the process.
(2) Recycling Efficiency Rate (RER) is defined as [(The mass exiting the process and returning to the economy / The battery material mass entering the process) x 100%].

APPENDIX

Reconciliation of IFRS and Non-IFRS Results

Adjusted EBITDA

Li-Cycle defines Adjusted EBITDA as net earnings or earnings before depreciation and amortization, interest expense (income), stock-based compensation, foreign exchange (gain) loss, income tax expense (recovery), fair value (gain) loss on restricted share units, and forfeited SPAC transaction cost, as set out in the reconciliation table below.

	(U.S. dollar amounts in thousands)			
	Three months ended July 31,		Nine months ended July 31,	
	2021	2020	2021	2020
Net loss	$(6,897)	$(1,811)	$(21,591)	$(4,842)
Depreciation, gross	698	328	1,831	717
Interest expense (income), gross	428	162	900	307
Share-based compensation	298	57	1,308	220
Foreign exchange (gain) loss	(214)	(74)	536	(109)
Fair value loss on restricted share units	509	-	2,433	-
Forfeited SPAC transaction cost	-	-	2,000	-
Adjusted EBITDA loss	**$(5,178)**	**$(1,338)**	**$(12,583)**	**$(3,708)**

Leadership Team, Board of Directors, Advisory Board Overview

Leadership Team

Name	Role
Ajay Kochhar	Co-Founder, President & CEO, Executive Director
Tim Johnston	Co-Founder, Executive Chairman
Kunal Phalpher	Chief Commercial Officer (CCO)
Bruce MacInnis	Chief Financial Officer (CFO)
Chris Biederman	Chief Technical Officer (CTO)
Lauren Choate	Chief People Officer (CPO)
Carl DeLuca	General Counsel

Board of Directors

Name	Role
Ajay Kochhar	Co-Founder, President & CEO, Executive Director
Tim Johnston	Co-Founder, Executive Chairman
Mark Wellings	Lead Director
Rick Findlay	Non-Executive Director
Anthony Tse	Non-Executive Director
Alan Levande	Non-Executive Director
Scott Prochazka	Non-Executive Director

Advisory Board

Name	Role
Ahmad Ghahreman	Technical Advisor
Dr. Yuan Gao	Technical Advisor
John Mitchell	Management Advisor
Govind Arora	Management Advisor

Key Milestones

MAY 2020

May 2020
NA Spoke 1, Kingston, ON commissioned: 5,000 t/yr

DEC 2020

December 2020
NA Spoke 2, Rochester, NY commissioned: 5,000 t/yr

FEB 2021

February 2021
PIPE and SPCAC transaction announced

APR 2021

April 2021
NA Spoke 3, Arizona, announced: up to 10,000 t/yr (two lines of 5,000 t/yr via phased approach)

MAY 2021

May 2021
Ultium manufacturing scrap contract win

AUG 2021

August 2021
PIPE and De-SPAC Closing

SEPT 2021

September 2021
NA Spoke 4, Alabama, announced: starting with 5,000 t/y with a potential to grow to 10,000 t/y


The global battery recycling problem: solved.
Li-Cycle®
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